UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

09/18/2026

Annual Calendar of Corporate Events

Company’s Name: BANCO BRADESCO S.A.
Investor Relations Manager, equivalent position or contact André Costa Carvalho investidores@bradesco.com.br / (11) 21940922
Reference Period: 2026

Set dates for disclosure of regular and eventual information

Completed Annual Financial Statements and Standardized Financial Statements, related to the fiscal year ended on December 31, 2025	02/05/2026

Reference Form, related to the current fiscal year	05/29/2026

Governance Information - Publicly-held Companies	07/31/2026

Quarterly Information – ITR
Regarding the 1st quarter	05/06/2026
Regarding the 2nd quarter	08/05/2026
Regarding the 3rd quarter	10/22/2026

Annual Shareholder’s Meeting
Sending of the Management Proposal	02/06/2026
Sending of the Call Notice	02/06/2026
Date of the Annual Shareholder’s Meeting (sending of the summary of the main resolutions or the minutes)	03/10/2026

Public Presentations with Analysts
Videoconference to announce the results for the 3rd quarter of 2026	10/23/2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 18, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.